MUTUAL OF AMERICA
LIFE INSURANCE COMPANY
320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSOCIATE GENERAL COUNSEL
CORPORATE LAW
AMY.LATKIN@MUTUALOFAMERICA.COM

Via EDGAR correspondence

April 11, 2019

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Mark Cowen

Re:     Post-Effective Amendment No. 51 under the Securities Act of 1933 and No. 158 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Contracts) (SEC File No. 33-11023, 811-03996)

Dear Mr. Cowen:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the registration statement, which you provided to us on April 9, 2019, concerning Post-Effective Amendment No. 51 under the Securities Act of 1933, as amended and Amendment No. 158 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 25, 2019.

Set forth below is relevant disclosure and your related comments, with Mutual of America’s response immediately following each comment. As discussed in our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2019.

Securities and Exchange Commission

April 11, 2019

Comment 1:

“Prospectuses—Employers should read this Prospectus carefully before purchasing a Contract and you should read this Prospectus carefully before electing to become a Participant, and keep it for future reference. The summary prospectuses for the Underlying Funds are available on our website www.mutualofamerica.com/prospectus or you can request them by writing to us at the address at the top of this page or by calling 1-800-574-9267. You should read them for complete information about the Underlying Funds. You will receive a copy of the Summary Prospectus for an Underlying Fund when you first invest in that Fund (or, if you have enrolled in eDocuments, you will receive an email with a link to the Summary Prospectus), and you will receive updates to the Summary Prospectuses for the Underlying Funds for the subaccounts in which you are invested.”

You must deliver fund prospectuses with contract prospectuses. The change to permit online availability of fund summary prospectuses will only apply once VA Summary Prospectus rule is adopted. Go back to prior wording or explain basis for change.

Response:	The Registrant will continue to deliver fund summary prospectuses as required by existing securities law until such time as the VA Summary Prospectus rule is adopted, and the disclosure states that participants will receive the fund summary prospectuses for the funds in which they invest. Although the Registrant has in the past delivered all fund summary prospectuses to all contract holders and certificate holders, beginning on May 1, it intends to deliver only summary prospectuses for funds elected by such persons, as permitted by existing law and as practiced by many of the Registrant’s competitors. The change in the language is intended to convey that change of practice and assist investors who wish to obtain other fund summary prospectuses.

Comment 2:

“You will find more detailed information about the Underlying Funds in their current summary prospectuses, ~~which are attached to this Prospectus~~. You should read each prospectus carefully for a complete evaluation of the Underlying Funds, their investment objectives, principal investment strategies and the risks related to those strategies before investing.”

The statement that fund summary prospectuses are attached to the contract prospectus must be restored..

Response:	Please see our response to Comment 1. Summary prospectuses will be provided as required, but not attached to the contract prospectus. Rule 497 permits, but does not require, that the fund summary prospectuses be bound to the contract prospectus.

Comment 3:

“Effective on or after July 1, 2019, we will reduce the Separate Account charges for certain Contracts of Employers that are member agencies of certain approved national accounts, subject to the following criteria.”

Are the approved national accounts identified somewhere? If so, please include a cross reference. If not, please include . . .

Response:	The language of the disclosure sets forth the criteria for approved national accounts and for the contracts eligible for reduced Separate Account charges. For clarity, we have modified the disclosure to read as follows: “Effective on or

Securities and Exchange Commission

April 11, 2019

after July 1, 2019, we will reduce the Separate Account charges for certain Contracts of Employers that are member agencies of approved national accounts that meet the following criteria.” The Registrant does not publically disclose the names of its contract holders in the prospectus or elsewhere.

Comment 4:

“We also waive the charge for certain approved national plans, for certain state or regional associations, and for an Employer for each month in which the consolidated assets of the Employer’s TDA, 403(b), 401(k), 401(a), SEP IRA, SIMPLE and governmental 457 plans are $1 million or more and the Plan is remitting Contributions and is using our Mutual of America SponsorConnectSM system as of the last day of the month. Certain affiliated plans are aggregated for purposes of the $1 million total.”

This is the only reference to “certain state of regional association” in the prospectus.

Please define and/or identify elsewhere in the prospectus.

Response:	The disclosure has been revised to read as follows: “We also waive the charge for member agencies of approved national accounts and state or regional associations that have designated us as a Preferred Provider, provide us with membership details and allow us to market to their member agencies. We also waive the charge for any Employer for each month in which the consolidated assets of the Employer’s TDA, 403(b), 401(k), 401(a), SEP IRA, SIMPLE and governmental 457 plans are $1 million or more and the Plan is remitting Contributions and is using our Mutual of America SponsorConnectSM system as of the last day of the month. Certain affiliated plans are aggregated for purposes of the $1 million total.”

Comment 5:

“Your Right to Make Transfers

If your employer’s Plan permits transfers to other contracts, you may transfer your Account Value but only to a provider specifically identified in the Plan. Transfers while you are actively employed to any provider not specified in the Plan are prohibited.”

Please confirm that this disclosure was just moved within the prospectus.

Response:	We confirm that the disclosure was moved for clarity.

Comment 6:	“403(b) Thrift Plans and 401(k) Plans. If you are under age 591/2, federal tax law provisions prohibit you from withdrawing the portion of your Account Value that is attributable to your own salary reduction Contributions and the earnings on those Contributions, except in certain circumstances, such as death, disability or termination of your employment. If you are under age 591/2 and meet certain conditions under the Code, you may be able to withdraw Contributions, ~~but not the earnings on them,~~ if you incur a financial hardship. For 403(b) Thrift Plans, hardship distributions cannot include earnings on Employee Contributions. In addition, none of these federal tax law restrictions on withdrawals ~~do not~~ apply to any of your Contributions made to a 403(b) Thrift Plan before 1989 and earnings on your Contributions credited before 1989.”

What is basis for terminating this for existing participants?

Securities and Exchange Commission

April 11, 2019

Response:	The changes to this paragraph pertain to changes to the Internal Revenue Code contained in the Tax Cuts and Jobs Act of 2017, which liberalize hardship withdrawals for 401(k) plans to permit withdrawal of earnings. Because this liberalization does not apply to 403(b) plans, the language has been reworded. No existing participant is adversely impacted by the change.

Comment 7:

For Uncollateralized Loans, the loan amount is withdrawn from your Account Value. The interest rate for an Uncollateralized Loan is the Prime Rate +1%, which you pay to your Account. As such, we do not receive any portion of the interest paid. For uncollateralized loans, where a Trustee has been appointed, (a) for loans repaid by payroll deduction we charge an origination fee of $75.00 and an annual fee of $15.00 per year and (b) for loans paid through Home Billing we charge an origination fee of $350.00. The origination fees, and the annual fees through the stated maturity of an uncollateralized loan repaid by payroll deduction, are collected at the time the loan is originated and deducted from the loan proceeds. These fees are non-refundable and will not be returned if the loan is repaid in advance of the stated maturity date. The interest rate for each loan you take is determined at the time you take the loan and remains fixed for the life of that loan.”

What is the basis for changing these terms for existing participants?

Response:	The language was included as a clarification, as the prospectus was previously silent on this longstanding policy.

Comment 8:

“Any loan shall be repaid within five years, except a loan used to purchase a primary residence of the Participant may be repaid over a period not to exceed ten years. Your repayment schedule will provide for the substantial level amortization of the loan over the applicable period, with payments by payroll deduction in accordance with your payroll schedule or as otherwise permitted by the Code.”

Please use plain English to describe “substantial level” amortization.

Response:

Substantially level amortization is required under Internal Revenue Code Section 72(p)(2)(C). In order to convey that loan repayments are in conformity with that requirement, we would like to retain the language, but will add a plain English explanation, as follows:

“Your repayment schedule will provide for substantially level amortization of the loan over the applicable period, which means that your payments will be substantially equal (subject to changes in the interest rate on your loan, if any). Your payments will be by payroll deduction in accordance with your payroll schedule or as otherwise permitted by the Code.”

Comment 9:

“Confirmation Statements to Participants

You must notify us of any error in a confirmation statement within 30 days after the date we processed the change or transaction, or within 30 days after the end of the period covered by the quarterly (or monthly) statement that serves as the confirmation statement, or you will lose the right to have us correct the error.”

Delete and change to be consistent with FINRA Rule 2340 and Notice to

Securities and Exchange Commission

April 11, 2019

Members 06-20. e.g. “You should promptly report any inaccuracy or discrepancy in a statement or confirmation.” Delete “you will lose the right to have us correct errors.”

Response:	FINRA Rule 2340 requires that a “general securities member shall include on the account statement a statement that advises the customer to report promptly any inaccuracy or discrepancy in that person’s account to his or her brokerage firm.” The distributor of the contracts is not a general securities member of FINRA, but the Registrant intends to provide the disclosure nonetheless. Because, there is nothing in Rule 2340 or in Notice to Members 06-72 (which we believe to be the correct reference, as NTM 06-20 does not pertain to statement disclosure) that prohibits a more specific request with regard to reporting errors, the disclosure has been revised as follows:

“You should promptly report to us any error in a confirmation statement or quarterly statement. Please report any such error within 30 days after the date of the confirmation or the end of the period covered by the quarterly statement for correction.”

Comment 10:

“The Goldman Sachs VIT Small Cap Equity Insights Fund, Goldman Sachs VIT US Equity Insights Fund, Delaware VIP® Small Cap Value Series, Neuberger Berman Advisers Management Trust Sustainable Equity Portfolio, and Victory RS Small Cap Growth Equity VIP Series will be available on or after July 1, 2019 for investments by Separate Account Participants.”

Appendix A Unit Value Information for the Subaccounts

Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the Contract because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract (e.g., the other contract has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See instruction 1 to Item 4(a) of Form N-4.

Response:	We confirm that condensed financial information has not been provided for the above-referenced subaccounts offered under the Contract because no such subaccounts will have commenced operations as of the date of the prospectus.

The Company believes that it has responded fully to each of the Commission staff’s comments. If you have any questions regarding the Company’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We appreciate your attention to this matter.

Securities and Exchange Commission

April 11, 2019

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Associate General Counsel

cc:    Mr. Scott Rothstein, Esq.